AllianceBernstein Municipal Income Fund N SAR April 30, 2009

811-04791

Question 77C Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of AllianceBernstein Municipal
Income Fund, Inc. (the Fund) was held on May 21, 20009.
A description of the proposal and number of shares voted at the Meeting are as follows:

Approve plan of acquisition and liquidation of AllianceBernstein Municipal Income Fund with respect to its series, National Portfolio II and National Portfolio, providing for acquisition by National Portfolio of all of assets and assumption of all liabilities of national Portfolio II in exchange for shares of National Portfolio and termination of National Portfolio II.

Shares Voted		% of Votes		% of Total

For
7,695,978.79		88.30			49.23

Against
533,745.42		6.12			3.41

Abstain
486,270.76		5.58			3.11

Total
8,715,994.97		100.00			55.75

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